

July 23, 2018

Joseph J. DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3400 Cumberland Boulevard SE
Atlanta, Georgia 30339

> **Re:** **HD Supply Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2018**
> **Filed March 13, 2018**
> **File No. 1-35979**

Dear Mr. DeAngelo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Evan J. Levitt, Chief Financial Officer
     Dan S. McDevitt, General Counsel & Corporate Secretary